MANAGEMENT DISCUSSION & ANALYSIS

The following discussion and analysis of operating results and financial position should be read in conjunction with the consolidated financial statements of the Company and notes thereto incorporated by reference in this report.

The Company

Eiger Technology, Inc. ("the Company") is a technology-focused management company with four operating subsidiaries; Onlinetel Corp. ("Onlinetel"), K-Tronik International Corp. ("K-Tronik"), Eiger Net Inc. ("Eiger Net"), and Newlook Industries Corp. ("Newlook"). Eiger's head office is located in Toronto Ontario and has five employees.

Onlinetel is a leading provider of Voice over Internet Protocol ("VoIP") telephony services to Canadian residential and corporate customers. Through its proprietary national VoIP network, Onlinetel converts analog voice information from any landline or cellular phone to digital IP packets and routes that information, phone-to-phone, over broadband networks. The integration of voice and data networks eliminates the need for traditional telecom services and provides a substantial increase in communication cost efficiencies. Onlinetel currently offers ad-based and flat rate long distance plans, 10-10 casual calling, calling cards, as well as carrier origination and termination services. Onlinetel is based in Kitchener, Ontario and has 17 employees.

K-Tronik recently listed on the Nasdaq OTCBB. K-Tronik is a leading manufacturer of energy-efficient electronic ballasts for fluorescent lighting. K-Tronik supplies ballasts worldwide to original light fixture equipment manufacturers, distributors and contractors. Based in New Jersey, K-Tronik has 13 full-time employees.

Eiger Net has been involved in the research and development, engineering and manufacturing of multimedia and data communication cards such as 56Kbps modem cards, Home PNA cards, LAN cards, MP3 modules and other Internet access devices for OEM consumer electronics companies worldwide. Recently, Eiger Net has added 'Projection Keyboard' with the brand name of 'EigerKey' to its product line-up. It is the world's first commercial projection keyboard using Canesta's patented Electronic Perception Technology. Eiger Net is located in South Korea and has 17 employees.

Newlook is listed on the TSX Venture Exchange. Newlook has announced that it intends to issue 20 million common shares to acquire Onlinetel and settle $1.2 million of debt owing to Eiger from Onlinetel. Upon completion of the transaction, Eiger will hold 24.8 million common shares of Newlook. Eiger is currently an 80% shareholder of Newlook and owns 100% of Onlinetel. The transaction has been submitted for regulatory approval. Newlook currently has no active business operations and as such, has no employees.

Results of Operations

For the three months ending December 31, 2003, net loss improved 47% to $0.5 million ($0.01 per share) from $1.0 million ($0.03 per share) during the same period last year, representing a 67% improvement in EPS. Although Onlinetel and K-Tronik posted substantial growth in revenues, overall revenues declined 24% to $4.4 million from $5.8 million due to a restructuring at Eiger Net. Segmented financial information was as follows:

($'000s)	Revenues		Growth	Earnings		Growth
	Q1/04	Q1/03		Q1/04	Q1/03	
Onlinetel	1,634	1,001	+63%	(27)	(167)	+84%
K-Tronik	2,135	1,902	+11%	(28)	(336)	+92%
Eiger Net	646	2,578	-75%	(306)	(139)	-120%
All others	0	295	n.a.	(185)*	(380)	+51%
Total	4,415	5,776	-24%	(546)	(1,022)	+47%

*includes $21,000 loss on discontinued operations.

Onlinetel continued its robust growth trend with breakeven earnings and positive cash flow of $0.2 million for the twelve months ended December 31, 2003. Furthermore, Onlinetel EBITDA (earnings before interest, taxes, depreciation and amortization) improved to $0.1 million in the quarter, from a loss of $0.1 million in the prior year. These results demonstrate Eiger's success in growing Onlinetel to profitability.

Currently into its next phase of growth, Eiger is pleased to announce a formal marketing campaign for the "Call Zone" brand with the firms of Morin Public Relations and Cartier Communications Marketing that will be unveiled at the annual general meeting on March 2, 2004. The campaign will address public relations, marketing and branding of the "Call Zone" VoIP-based service, which is currently available in Ontario, Quebec, Alberta and soon in British Columbia. The campaign is anticipated to significantly raise brand awareness amongst Canadian consumers and businesses to aggressively increase the subscription base from the tens of thousands of users registered since the service's launch in November 2003.

K-Tronik posted a strong contribution in the quarter as it aggressively reduced its cost structure to improve profitability. Importantly, K-Tronik's EBITDA for the quarter was breakeven, improving 93% from negative $0.2 million for the same quarter last year. Recently listed as "KTRK" on the NASDAQ OTCBB, Eiger is currently reviewing several merger and acquisition opportunities to lever K-Tronik's extensive U.S. sales and distribution network, brand name recognition, Asian manufacturing and public listing.

Eiger Net's results illustrate its shift in focus from OEM production of peripheral technology products to the development of new and innovative products. This restructuring would allow Eiger Net to add material new revenue streams and significantly enhance earnings in the future. This objective has led Eiger Net to recently add "Projection Keyboard" with the brand name of "EigerKey" to its product line-up. It is the world's first commercial projection keyboard using Canesta's patented Electronic

Projection Technology. Recently developed prototypes of the Projection Keyboard have been well received. Read more about the Projection Keyboard at http://www.eigernet.co.kr.

Operating expenses decreased 21% for the quarter ended December 31, 2003 to $1,730,000 from $2,193,000 in the same period last year. Selling, general and administrative expenses ("SG&A") decreased by 22% in fiscal Q1/04 to $1,490,000 from $1,917,000 for the prior year quarter. SG&A consists primarily of salaries and benefits, and the operating costs associated with sales. Both operating expenses and SG&A were lower in the quarter year-over-year largely due to the decreased volume of business at Eiger Net in comparison to the prior year.

Amortization of capital assets, goodwill and other assets decreased to $110,000 in the quarter ended December 31, 2003 from $166,000 in the same period last year mainly due to the disposal of assets and impairment of goodwill relating to the discontinued operations of ADH Custom Metal Fabricators Inc. Interest on long-term debt, other interest and bank charges increased to $130,000 in fiscal Q1/04 from $110,000 in the prior year quarter.

Liquidity and Capital Reserves

Cash and marketable securities at December 31, 2003 was $1,709,000 compared to $1,027,000 at September 30, 2003 and $1,602,000 at December 31, 2002. The Company anticipates its cash position to be enhanced in the near term through the closing of the Newlook Private Placement announced on December 4, 2003. The Company's accounts receivable decreased to $3,364,000 from $3,598,000 and accounts payable increased to $4,818,000 from $4,569,000 over the quarter ended December 31, 2003.

Financial Risk and Foreign Exchange

Earnings and cash flow are subject to volatility stemming mainly from movements in the U.S./Canadian dollar and South Korean won/Canadian dollar exchange rate and interest rates. The Company does not hedge its foreign currency or interest rate exposure. This is a result of an evaluation of the costs of hedging and labor being a large component of K-Tronik Asia's South Korean won exposure offset by Korean won based revenue.

EIGER TECHNOLOGY, INC.

Unaudited Consolidated Financial Statements

for the three months ended December 31, 2003

Monteith, Monteith & Co.

Chartered Accountants
208 Ontario Street
Stratford, Ontario   N5A 3H4
Telephone: (519) 271-6550   Fax: (519) 271-4796
E-mail: administrator@monteith.on.ca

February 23, 2004

To: The Audit Committee of Eiger Technology, Inc.

Dear Sirs/Mesdames:

   In accordance with our engagement letter dated February 9, 2004, we have reviewed the consolidated balance sheets of Eiger Technology, Inc. as at December 31, 2003 and September 30, 2003, and the consolidated statements of operations and retained earnings, and cash flows for the three month periods ended December 31, 2003 and December 31, 2002. These consolidated financial statements are the responsibility of the Company's management.

   We performed our review in accordance with Canadian generally accepted standards for a review of interim financial statements by an entity's auditor. Such an interim review consists principally of applying analytical procedures to financial data, and making enquiries of, and having discussions with, persons responsible for financial and accounting matters. An interim review is substantially less in scope than an audit, whose objective is the expression of an opinion regarding the financial statements; accordingly, we do not express such an opinion. An interim review does not provide assurance that we would become aware of any or all significant matters that might be identified in an audit.

   Based on our review, we are not aware of any material modification that needs to be made for these interim consolidated financial statements to be in accordance with Canadian generally accepted accounting principles.

   This report is solely for the use of the audit committee of Eiger Technology, Inc.. to assist it in discharging its regulatory obligation to review these consolidated financial statements, and should not be used for any other purpose. Any use that a third party makes of this report, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this report.

                              Sincerely,

                              Monteith, Monteith & Co.
                              CHARTERED ACCOUNTANTS

EIGER TECHNOLOGY, INC.
Unaudited Consolidated Balance Sheet

	December 31 2003	September 30 2003
	$	$
Assets		
Current		
Cash and Marketable Securities	1,709,000	1,027,000
Accounts Receivable	3,364,000	3,598,000
Inventories	3,200,000	3,049,000
Prepaid Expenses	751,000	681,000
	9,024,000	8,355,000
Capital	3,588,000	3,528,000
Long-term Investments	731,000	736,000
Goodwill	2,114,000	2,114,000
Future Income Tax Benefit	117,000	98,000
Other	891,000	947,000
	16,465,000	15,778,000
Liabilities and Shareholders' Equity		
Current		
Bank Indebtedness	3,797,000	3,766,000
Accounts Payable and Accrued Liabilities	4,818,000	4,569,000
Current Portion of Long-term Debt	553,000	420,000
	9,168,000	8,755,000
Long-term Debt	1,143,000	1,036,000
Non-Controlling Interest	(2,543,000)	(3,172,000)
Shareholders' Equity		
Share Capital	42,769,000	42,685,000
Contributed Surplus	217,000	217,000
Retained Earnings (Deficit)	(34,289,000)	(33,743,000)
	8,697,000	9,159,000
	16,465,000	15,778,000

On Behalf of the Board:

"Gerry Racicot" Director
Gerry Racicot

"Jason Moretto" Director
Jason Moretto

EIGER TECHNOLOGY, INC.
Unaudited Consolidated Statement of Operations and Retained Earnings

For the three months ended December 31	2003	2003	2002	2002
	(Current Quarter)	(Year-to-Date)	(Current Quarter)	(Year-to-Date)
	$	$	$	$
Sales	4,415,000	4,415,000	5,776,000	5,776,000
Cost of Sales	3,435,000	3,435,000	4,872,000	4,872,000
Gross Margin	980,000	980,000	904,000	904,000
Expenses				
Selling, General and Administrative	1,490,000	1,490,000	1,917,000	1,917,000
Amortization of Capital Assets	87,000	87,000	129,000	129,000
Amortization of Goodwill and Other Assets	23,000	23,000	37,000	37,000
Interest on Long-term Debt	103,000	103,000	18,000	18,000
Other Interest and Bank Charges	27,000	27,000	92,000	92,000
Discontinued Operations (Net)	21,000	21,000	--	--
	1,751,000	1,751,000	2,193,000	2,193,000
Income (Loss) from Operations	(771,000)	(771,000)	(1,289,000)	(1,289,000)
Loss on Discontinued Operations	--	--	--	--
Other Income	134,000	134,000	2,000	2,000
Income before Taxes	(637,000)	(637,000)	(1,287,000)	(1,287,000)
Provision for Income Taxes - Future	(19,000)	(19,000)	--	--
Income before Non-controlling Interest	(618,000)	(618,000)	(1,287,000)	(1,287,000)
Non-controlling Interest	(72,000)	(72,000)	(265,000)	(265,000)
Net Income (Loss) for the Period	(546,000)	(546,000)	(1,022,000)	(1,022,000)
Retained Earnings (Deficit), Beginning of Period	(33,743,000)	(33,743,000)	(26,329,000)	(26,329,000)
Retained Earnings (Deficit), End of Period	(34,289,000)	(34,289,000)	(27,351,000)	(27,351,000)
Earnings Per Share:				
Excluding Loss on Discontinued Operations:				
Basic	(0.01)	(0.01)	(0.03)	(0.03)
Diluted	(0.01)	(0.01)	(0.03)	(0.03)
Including Loss on Discontinued Operations:				
Basic	(0.01)	(0.01)	(0.03)	(0.03)
Diluted	(0.01)	(0.01)	(0.03)	(0.03)

EIGER TECHNOLOGY, INC.
Unaudited Consolidated Statement of Cash Flows

For the three months ended December 31	2003	2003	2002	2002
	(Current Quarter)	(Year-to-Date)	(Current Quarter)	(Year-to-Date)
	$	$	$	$
Operating Activities				
Net Income (Loss) for the Period	(546,000)	(546,000)	(1,022,000)	(1,022,000)
Items not Involving Cash				
Loss on Discontinued Operations	--	--	--	--
Provision for Income Taxes - Future	(19,000)	(19,000)	--	--
Amortization	110,000	110,000	166,000	166,000
	(455,000)	(455,000)	(856,000)	(856,000)
Changes in Non-cash Operating Accounts				
Accounts Receivable	234,000	234,000	778,000	778,000
Inventories	(151,000)	(151,000)	(340,000)	(340,000)
Prepaid Expenses	(70,000)	(70,000)	(510,000)	(510,000)
Accounts Payable	249,000	249,000	3,662,000	3,662,000
Non-controlling Interest	(86,000)	(86,000)	(265,000)	(265,000)
	(279,000)	(279,000)	2,469,000	2,469,000
Investment Activities				
Sale (Purchase) of Capital Assets	(147,000)	(147,000)	(1,706,000)	(1,706,000)
Long-term Investments	5,000	5,000	--	--
Goodwill and Other Assets	33,000	33,000	(313,000)	(313,000)
	(109,000)	(109,000)	(2,019,000)	(2,019,000)
Financing Activities				
Operating Line of Credit	31,000	31,000	(2,528,000)	(2,528,000)
Long-term Debt	240,000	240,000	(115,000)	(115,000)
Non-controlling Interest	715,000	715,000	138,000	138,000
Common Shares Issued	84,000	84,000	22,000	22,000
	1,070,000	1,070,000	(2,483,000)	(2,483,000)
Net Cash Flows for the Period	682,000	682,000	(2,033,000)	(2,033,000)
Cash and Cash Equivalents, Beginning of Period	1,027,000	1,027,000	3,635,000	3,635,000
Cash and Cash Equivalents, End of Period	1,709,000	1,709,000	1,602,000	1,602,000
Cash and Cash Equivalents Represented By:				
Cash and Marketable Securities	1,709,000	1,709,000	1,602,000	1,602,000

EIGER TECHNOLOGY, INC.
Notes to the Consolidated Financial Statements
For the three months ended December 31, 2003

Significant Accounting Policies:

These interim financial statements have been prepared using the same accounting principles and the same methods of application as were used in the preparation of the Company's annual financial statements for the year ended September 30, 2003. These interim financial statements may not contain all of the disclosures necessary to be fully in accordance with Canadian generally accepted accounting principles, and should, therefore, be read in conjunction with the annual financial statements for the year ended September 30, 2003.

Capital Assets:

	$
Balance per September 30, 2003 financial statements	3,528,000
Additions	147,000
Amortization provided for nine months	(87,000)
Balance - December 31, 2003	3,588,000

Reconciliation to U.S. GAAP:

Revelant differences between accounting principles generally accepted in Canada (Cdn. GAAP") compared to those principles generally accepted in the United States of America ("U.S. GAAP") are as follows:

U.S. GAAP requires that all organization costs (including those previously deferred) be expensed currently. Also, all product development costs are to be expensed as incurred. Canadian GAAP permits the deferral and amortization of these costs when certain conditions are met.

U.S. GAAP requires the measurement and reporting of "comprehensive income". Comprehensive income includes net income and all other changes to shareholders' equity other than amounts received from or paid to shareholders. The only reportable comprehensive income item for the Company relates to foreign currency translation adjustments as described below.

U.S. GAAP requires the use of the current rate method of foreign currency translation, with any resulting foreign exchange translation adjustments forming part of comprehensive income for the year and accumulating as a separate component of shareholders' equity.

EIGER TECHNOLOGY, INC.
Notes to the Consolidated Financial Statements
For the three months ended December 31, 2003

Reconciliation to U.S. GAAP - continued:

Reconciliations:	Year to Date December 31 2003	Year to Date December 31 2002
	$	$
Net Income		
- per Cdn. GAAP	(546,000)	(1,022,000)
- expense current product development costs	(71,000)	--
- add back amortization of deferred costs	--	--
- adjustments to non-controlling interest and future taxes	--	--
- foreign currency translation adjustment	(1,000)	23,000
- per U.S. GAAP	(618,000)	(999,000)
Comprehensive item - foreign currency translation	1,000	(23,000)
Comprehensive Income	(617,000)	(1,022,000)
Retained Earnings (Deficit)		
- End of Period per Cdn. GAAP	(34,289,000)	(27,351,000)
- expense deferred product development costs net of portion relating to non-controlling interest	(243,000)	--
- foreign currency translation adjustments	385,000	690,000
- future income tax savings related to above	--	--
- End of Period per U.S. GAAP	(34,147,000)	(26,661,000)
Accumulated Other Comprehensive Items		
- per Cdn. GAAP	--	--
- cumulative foreign currency translation adjustments	(385,000)	(690,000)
- per U.S. GAAP	(385,000)	(690,000)
Total Assets		
- per Cdn. GAAP	16,465,000	23,650,000
- expense deferred product development costs	(243,000)	--
- increase in future income tax assets	--	--
- per U.S. GAAP	16,222,000	23,650,000

EIGER TECHNOLOGY, INC.
Notes to the Consolidated Financial Statements
For the three months ended December 31, 2003

Discontinued Operations:

Effective June 30, 2003, management resolved to discontinue the operations of its "Newlook" segment. On July 8, 2003, the assets of ADH Custom Metal Fabricators Inc., the operating company of the segment, were sold for cash.

Operating results to December 31, 2003 are reported, in summary, as "Discontinued Operations" on the Statement of Operations and Retained Earnings.

Segmented Information:

Segmented information is presented on the following two pages.

Remaining capital assets of the operations of the "Newlook" segment, consisting primarily of land and building owned by Alexa Properties Inc, and having a carrying value of $548,000 at December 31, 2003 (September 30, 2003: $552,000) have been reclassified to the "All Others" segment, effective October 1, 2003.

EIGER TECHNOLOGY, INC.
SEGMENTED INFORMATION
December 31, 2003

	Newlook		K-Tronik		Onlinetel		Eiger		All Others		Reconciling Items		Totals per Financial Statements	
	Current Quarter	Year to Date	Current Quarter	Year to Date	Current Quarter	Year to Date	Current Quarter	Year to Date	Current Quarter	Year to Date	Current Quarter	Year to Date	Current Quarter	Year to Date
	$	$	$	$	$	$	$	$	$	$	$	$	$	$
Sales:														
External	--	--	2,135,000	2,135,000	1,634,000	1,634,000	646,000	646,000	--	--	--	--	4,415,000	4,415,000
Cost of Sales	--	--	(1,645,000)	(1,645,000)	(1,112,000)	(1,112,000)	(678,000)	(678,000)	--	--	--	--	(3,435,000)	(3,435,000)
Discontinued Operations	--	--	--	--	--	--	--	--	--	--	(21,000)	(21,000)	(21,000)	(21,000)
Other Income (Expenses)	(106,000)	(106,000)	(564,000)	(564,000)	(568,000)	(568,000)	(296,000)	(296,000)	(145,000)	(145,000)	83,000	83,000	(1,596,000)	(1,596,000)
	(106,000)	(106,000)	(74,000)	(74,000)	(46,000)	(46,000)	(328,000)	(328,000)	(145,000)	(145,000)	62,000	62,000	(637,000)	(637,000)
Future Income Taxes	--	--	--	--	19,000	19,000	--	--	--	--	--	--	19,000	19,000
Non-controlling Interest	18,000	18,000	46,000	46,000	--	--	22,000	22,000	--	--	(14,000)	(14,000)	72,000	72,000
Net Income (Loss)	(88,000)	(88,000)	(28,000)	(28,000)	(27,000)	(27,000)	(306,000)	(306,000)	(145,000)	(145,000)	48,000	48,000	(546,000)	(546,000)
Expenditures on Capital Assets and Goodwill	--	--	--	--	147,000	147,000	--	--	--	--	--	--	147,000	147,000

	Newlook		K-Tronik		Onlinetel		Eiger		All Others		Reconciling Items		Totals per Financial Statements	
	Dec. 31 2003	Sept. 30 2003	Dec. 31 2003	Sept. 30 2003	Dec. 31 2003	Sept. 30 2003	Dec. 31 2003	Sept. 30 2003	Dec. 31 2003	Sept. 30 2003	Dec. 31 2003	Sept. 30 2003	Dec. 31 2003	Sept. 30 2003
	$	$	$	$	$	$	$	$	$	$	$	$	$	$
Investments Subject to Significant Influence	--	--	--	--	--	--	--	--	--	--	--	--	--	--
Total Segment Assets	818,000	733,000	5,928,000	6,121,000	3,949,000	3,491,000	4,683,000	4,990,000	************	443,000	--	--	16,465,000	15,778,000
Balance at Period End:														
Capital Assets	--	552,000	518,000	577,000	1,284,000	1,091,000	1,141,000	1,211,000	645,000	97,000	--	--	3,588,000	3,528,000
Goodwill	--	--	754,000	754,000	1,360,000	1,360,000	--	--	--	--	--	--	2,114,000	2,114,000

EIGER TECHNOLOGY, INC.
SEGMENTED INFORMATION
December 31, 2002

	Newlook		K-Tronik		Onlinetel		Eiger		All Others		Reconciling Items		Totals per Financial Statements	
	Current Quarter $	Year to Date $	Current Quarter $	Year to Date $	Current Quarter $	Year to Date $	Current Quarter $	Year to Date $	Current Quarter $	Year to Date $	Current Quarter $	Year to Date $	Current Quarter $	Year to Date $
Sales:														
External	295,000	295,000	1,902,000	1,902,000	1,001,000	1,001,000	2,578,000	2,578,000	--	--	--	--	5,776,000	5,776,000
Cost of Sales	(209,000)	(209,000)	(1,442,000)	(1,442,000)	(800,000)	(800,000)	(2,421,000)	(2,421,000)	--	--	--	--	(4,872,000)	(4,872,000)
Other Expenses	(211,000)	(211,000)	(938,000)	(938,000)	(368,000)	(368,000)	(394,000)	(394,000)	(280,000)	(280,000)	--	--	(2,191,000)	(2,191,000)
	(125,000)	(125,000)	(478,000)	(478,000)	(167,000)	(167,000)	(237,000)	(237,000)	(280,000)	(280,000)	--	--	(1,287,000)	(1,287,000)
Non-controlling Interest	25,000	25,000	142,000	142,000	--	--	98,000	98,000	--	--	--	--	265,000	265,000
Net Income (Loss)	(100,000)	(100,000)	(336,000)	(336,000)	(167,000)	(167,000)	(139,000)	(139,000)	(280,000)	(280,000)	--	--	(1,022,000)	(1,022,000)
Expenditures on Capital Assets and Goodwill	--	--	138,000	138,000	--	--	1,568,000	1,568,000	--	--	--	--	1,706,000	1,706,000

	Newlook		K-Tronik		Onlinetel		Eiger		All Others		Reconciling Items		Totals per Financial Statements	
	Dec. 31 2002 $	Sept. 30 2002 $	Dec. 31 2002 $	Sept. 30 2002 $	Dec. 31 2002 $	Sept. 30 2002 $	Dec. 31 2002 $	Sept. 30 2002 $	Dec. 31 2002 $	Sept. 30 2002 $	Dec. 31 2002 $	Sept. 30 2002 $	Dec. 31 2002 $	Sept. 30 2002 $
Investments Subject to Significant Influence	--	--	--	--	--	--	--	--	--	--	--	--	--	--
Total Segment Assets	3,367,000	3,573,000	5,626,000	7,012,000	2,978,000	3,237,000	10,479,000	8,294,000	************	************	(71,000)	(71,000)	23,650,000	23,758,000
Balance at Period End:														
Capital Assets	1,603,000	1,650,000	616,000	490,000	1,160,000	1,219,000	2,961,000	1,401,000	104,000	107,000	--	--	6,444,000	4,867,000
Goodwill	673,000	673,000	825,000	848,000	1,360,000	1,360,000	132,000	132,000	--	--	--	--	2,990,000	3,013,000